UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2012
Commission File Number: 1-32754

BAYTEX ENERGY CORP. (Exact name of registrant as specified in its charter)

2800, 520 – 3RD AVENUE S.W. CALGARY, ALBERTA, CANADA T2P 0R3 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The document attached is an exhibit hereto and is incorporated by reference herein.

Exhibit No.	Document
99.1	BAYTEX TO PRESENT AT THE CIBC WORLD MARKETS WHISTLER INSTITUTIONAL INVESTOR CONFERENCE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

Dated: January 12, 2012	/s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer